Exhibit 99.1

IMC Rare Earths Reports 73% In-Situ Rare Earth Recovery, Supporting Potential Lower-Cost Recovery at Itarantim

SÃO PAULO, BRAZIL — September 22, 2026 — IMC Rare Earths Ltd (“IMC” or the “Company”) (NYSE American: IMC) today announced encouraging metallurgical testwork from the University of Brighton (UK) showing that a high proportion of rare earths can be recovered from its Itarantim Project in Brazil. The results support further evaluation of in-situ recovery (“ISR”) as a potentially simpler, lower-capital, lower-impact development pathway, rather than requiring large-scale excavation.

Key Highlights

●	Laboratory testing recovered 73% of the total rare earth elements tested, excluding cerium, using acidified magnesium sulphate.
●	Testing recovered 71.4% of terbium and 70.5% of dysprosium, two high-value magnet rare earths.
●	Magnesium sulphate performed better than ammonium sulphate, which achieved 70% recovery of total rare earth elements, excluding cerium, under equivalent laboratory conditions.
●	Column leaching produced solutions containing 4,000-8,000 mg/L total rare earths.
●	Downstream processing produced a mixed rare earth carbonate, recovering up to 86.6% of rare earths from solution, and was further processed to produce a mixed rare earth oxide containing approximately 41% total rare earths.
●	Results support further evaluation of in-situ recovery, a potential development pathway that reduces excavation, tailings and capital requirements.
●	Uranium and thorium remained below detection limits in column leachate solutions under tested conditions.

The significance of these results is that Itarantim’s rare earths may be recoverable through wells rather than by excavating and moving large volumes of clay. Under the ISR concept being evaluated, a solution would be pumped through injection wells into the rare-earth-bearing clay, where it would pick up the rare earth elements. The resulting solution would then be brought back to the surface through recovery wells for processing.

At field scale, that could mean less digging, less material to move and process, and less need for tailings storage. In turn, the project could require less infrastructure and cause less surface disturbance than a conventional open pit mining development. These potential benefits remain subject to field testing, engineering studies and permitting.

“What excites us about Itarantim is not just the rare earths in the ground, but a simpler and more environmentally conscious way to recover them,” said Frank Scolaro, Chief Executive Officer and Chair of IMC Rare Earths. “The world needs more diverse and secure supplies of rare earths, and we believe Itarantim has an unusually promising combination of scale, geology and location. These results are another encouraging step toward recovering those rare earths through wells rather than conventional large-scale excavation.”

High Leachability and Strong Downstream Recovery

The University of Brighton column testwork generated rare-earth-bearing solutions with initial leach solutions containing 4,000–8,000 mg/L total rare earths, demonstrating that the leached rare earths could be mobilized into concentrated solutions for subsequent processing.

Together, the leaching and downstream results provide a potential pathway from rare earths contained in Itarantim’s clay through to a concentrated intermediate product suitable for further refining.

“These results give us encouraging evidence that rare earths can be drawn using magnesium sulphate and recovered in concentrated solutions suitable for further processing,” said Professor Martin Smith of the University of Brighton. “The next stage for Itarantim is to build on the laboratory work and understand the movement of fluids through the deposit under field conditions.”

Potentially Simpler, Lower-Cost Development Concept

ISR could offer a fundamentally different development model for Itarantim. Rather than excavating and processing large volumes of clay, the concept is based on injecting and circulating leaching solution through the mineralized material underground and recovering the rare earth-bearing solution through a network of extraction wells.

If field testing confirms that fluids can be effectively injected, controlled and recovered, the approach has the potential to reduce the physical infrastructure normally associated with conventional mining. It could reduce requirements for excavation, crushing, material haulage and tailings storage, supporting the potential for lower capital intensity, lower operating complexity and reduced surface disturbance.

IMC believes this potential development pathway is particularly relevant to Itarantim’s ionic adsorption clay geology. However, there is further work to do before the Company can determine how ISR will perform at field scale or quantify its potential economic and environmental advantages.

The Itarantim Project

Rare earths are critical to technologies including AI, robotics, advanced electronics and defense, while global supply remains heavily concentrated in China. Companies and governments are increasingly focused on developing more diverse, reliable and secure supplies of these essential materials.

Itarantim hosts approximately 1.1 billion tonnes of Inferred Mineral Resource containing all four principal magnet rare earth elements: neodymium, praseodymium, dysprosium and terbium. IMC believes Itarantim is differentiated by the scale and quality of its deposits, its clay geology and its location in Brazil, a well-established mining jurisdiction with infrastructure, technical expertise and access to global markets.

Advancing ISR at Itarantim

The Brighton tests were designed to simulate the movement of leaching solution through the Itarantim regolith profile under conditions relevant to ISR. The program generated concentrated rare earth-bearing solutions while uranium and thorium remained below detection limits in the leach solutions under the conditions tested. The work also identified questions around fluid flow and the movement of fine clay material that will now be evaluated in the field.

IMC’s next steps include hydrogeological testing to understand how fluids move through the deposit under field conditions; field-scale injection and recovery pilot testing; further work to optimize recovery and downstream processing; and continued engineering studies evaluating an ISR development pathway.

“There is more work to do before we know how ISR will perform at field scale, but the potential is significant,” said Scolaro. “A lower-capital, lower-impact route to development could be an important advantage for Itarantim as we work to build a new source of critical rare earth supply.”

About IMC Rare Earths Ltd

IMC Rare Earths Ltd is a mineral exploration and development company focused on the exploration, development and long-term supply of certain rare earth elements. Its principal project is the Itarantim Project, an ionic adsorption clay rare earth deposit located in the states of Bahia and Minas Gerais, Brazil.

Qualified Person Information

The technical information relating to the metallurgical testwork and results disclosed in this announcement is based on the independent metallurgical testwork undertaken by the University of Brighton and has been reviewed and approved by Professor Martin Smith, Chartered Geologist with the Geological Society of London, a Qualified Person as defined under Subpart 1300 of Regulation S-K. Prof. Smith has sufficient relevant experience in mineralogy, geochemistry and the evaluation of rare earth mineralization to qualify as a Qualified Person under Regulation S-K.

Prof. Smith has reviewed the methodology, testwork results and technical conclusions relating to leaching, REE recovery, precipitation, analytical results and production of mixed rare earth oxide presented in this announcement. He is Professor of Geochemistry at the University of Brighton, United Kingdom, and is a member in good standing of the Geological Society, membership number 1012574 (CGeol FGS), and the Mineralogical Society of Great Britain and Ireland, membership number ME590 (FMS).

Cautionary Note on Inferred Mineral Resources

The ~1.1 billion tonne project Inferred Mineral Resource referenced in this announcement is classified entirely as Inferred. Inferred Mineral Resources are considered too speculative to have economic considerations applied and do not have demonstrated economic viability. There is no certainty that further exploration or drilling will result in the upgrading of any part of this Inferred Mineral Resource to an Indicated or Measured Mineral Resource.

Forward-Looking Statements

Certain statements in this press release constitute forward-looking statements, including statements regarding the Company’s plans and objectives for the Itarantim Project, planned metallurgical and engineering work, future hydrogeological and pilot testing, and potential development pathways.

Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results, including drilling and resource conversion outcomes, may differ materially from the anticipated results.

These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to the economic viability of the Itarantim Project; the need for significant capital resources for the development of the Itarantim Project; our ability to successfully begin and sustain mining operations at the Itarantim Project; our ability to manage our development, growth and operating expenses; our lack of operating history on which to judge our business prospects and management; the availability of suitable infrastructure and labor; delays or failures in the performance of the third parties on which we rely; our ability to obtain the necessary permits and licenses for the Itarantim Project, including that, once obtained, such permits and licenses may be suspended, terminated or not renewed by governmental authorities; outbreaks, epidemics or pandemics; mining industry operational risk; severe adverse weather conditions; reputational harm, including as a result of the actual or perceived occurrence of any number of events; our relationships with local communities and other stakeholders; changes in environmental and mining laws, regulations and other legislation; the prices of or demand for rare earth elements; an adverse change in trade relations between the U.S. and Brazil; and those risk factors discussed in the Company’s filings with the Securities and Exchange Commission.

If any of these risks materialize or the assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. These forward-looking statements are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequently occurring events or circumstances, or changes in its expectations, except as may be required by law.

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Email: info@imcrareearths.com